Exhibit 99.2

Kimco Income Operating

Partnership, L.P.

Consolidated Financial Statements

As of December 31, 2009 and 2008

and for the years ended

December 31, 2009, 2008 and 2007

Kimco Income Operating Partnership L.P.

Contents

Page(s)

Report of Independent Registered Public Accounting Firm	203

Consolidated Financial Statements

Consolidated Balance Sheets	204

Consolidated Statements of Income and Comprehensive Income	205

Consolidated Statements of Partners’ Capital	206

Consolidated Statements of Cash Flows	207

Notes to Consolidated Financial Statements.	208-218

Report of Independent Registered Public Accounting Firm

To the Partners of

Kimco Income Operating Partnership, L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, partners’ capital, and cash flows present fairly, in all material respects, the financial position of Kimco Income Operating Partnership, L.P. and its subsidiaries (collectively, the “Partnership”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversights Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Partnership changed the manner in which it accounts for noncontrolling interests in 2009.

/s/ PricewaterhouseCoopers LLP

New York, New York

February 26, 2010

Kimco Income Operating Partnership, L.P.

Consolidated Balance Sheets

(in thousands)

	December 31, 2009	December 31, 2008
Assets:
Real estate
Rental property
Land	$300,357	$301,663
Buildings and improvements	1,280,465	1,274,714
	1,580,822	1,576,377
Less, accumulated depreciation and amortization	318,358	283,753
Real estate, net	1,262,464	1,292,624
Cash and cash equivalents	39,686	31,878
Marketable securities	1,119	1,353
Accounts receivable, net	33,911	29,528
Deferred charges and prepaid expenses, net	13,430	12,801
Mortgage escrows	20,136	17,823
Other assets	628	1,829
Total Assets	$1,371,374	$1,387,836

Liabilities and Partners' Capital:
Mortgages payable	$991,526	$1,000,953
Accounts payable and accrued expenses	21,594	21,056
Deferred rents	8,594	5,399
Other liabilities, net	3,818	4,340
Total Liabilities	1,025,532	1,031,748
Redeemable noncontrolling interests	8,346	8,346

Commitments and Contingencies

Limited partners	335,600	345,594
General partner	6	7
	335,606	345,601
Accumulated other comprehensive income	(534)	(300)
Total Partners' Capital	335,072	345,301
Noncontrolling interests	2,424	2,441
Total Partners' Capital	337,496	347,742

Total Liabilities and Partners' Capital	$1,371,374	$1,387,836

The accompanying notes are an integral part of these consolidated financial statements.

Kimco Income Operating Partnership, L.P.

Consolidated Statements of Income and Comprehensive Income

(in thousands)

	For the Years Ended December 31,
	2009	2008	2007
Revenues from rental property	$198,980	$204,465	$209,729
Rental property expenses:
Rent	(55)	(50)	(50)
Real estate taxes	(31,789)	(30,696)	(31,059)
Operating and maintenance	(19,314)	(18,856)	(18,105)
Management fees	(4,570)	(4,691)	(4,719)
Impairment of property carrying values	(5,000)	-	-
Depreciation and amortization	(40,661)	(37,400)	(37,384)
General and administrative	(941)	(2,162)	(1,246)
Other income, net	12	804	1,185
Interest expense	(69,225)	(72,012)	(72,263)
Income from continuing operations	27,437	39,402	46,088

Discontinued operations:
Income from discontinued operations	-	2,672	2,225
(Loss) / gain on disposition of operating properties	-	(3,382)	46,030
(Loss) / income from discontinued operations	-	(710)	48,255

Net income	27,437	38,692	94,343
Net income attributable to noncontrolling interests	(865)	(896)	(885)
Net income attributable to the Partnership	$26,572	$37,796	$93,458

Net income	$27,437	$38,692	$94,343
Other comprehensive income:
Unrealized loss on marketable securities	(234)	(166)	(88)
Comprehensive income	27,203	38,526	94,255
Comprehensive income attributable to noncontrolling interests	(865)	(896)	(885)
Comprehensive income attributable to the Partnership	$26,338	$37,630	$93,370

Limited Partners:
Income from continuing operations	$26,570	$38,503	$45,200
(Loss) / income from discontinued operations	-	(710)	48,251
Net income attributable to the Partnership	26,570	37,793	93,451
Other comprehensive income	(234)	(166)	(88)
Comprehensive income attributable to the Limited partners	$26,336	$37,627	$93,363

General Partner:
Income from continuing operations	$2	$3	$3
(Loss) / income from discontinued operations	-	-	4
Net income attributable to the Partnership	2	3	7
Other comprehensive income	-	-	-
Comprehensive income attributable to the General partners	$2	$3	$7

The accompanying notes are an integral part of these consolidated financial statements.

Kimco Income Operating Partnership, L.P.

Consolidated Statements of Partners' Capital

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands)

	General Partner	Limited Partners	Partners' Capital	Noncontrolling Interests	Total Partners' Capital

Partners' capital as of January 1, 2007	$11	$395,489	$395,500	$2,438	$397,938
Distributions	(10)	(130,902)	(130,912)	(195)	(131,107)
Net income	7	93,451	93,458	201	93,659
Other comprehensive income	-	(88)	(88)	-	(88)

Partners' capital as of December 31, 2007	8	357,950	357,958	2,444	360,402
Distributions	(4)	(50,283)	(50,287)	(213)	(50,500)
Net income	3	37,793	37,796	210	38,006
Other comprehensive income	-	(166)	(166)	-	(166)

Partners' capital as of December 31, 2008	7	345,294	345,301	2,441	347,742
Distributions	(3)	(36,564)	(36,567)	(200)	(36,767)
Net income	2	26,570	26,572	183	26,755
Other comprehensive income	-	(234)	(234)	-	(234)

Partners' capital as of December 31, 2009	$6	$335,066	$335,072	$2,424	$337,496

The accompanying notes are an integral part of these consolidated financial statements.

Kimco Income Operating Partnership, L.P.

Consolidated Statements of Cash Flows

(in thousands)

	For the Years Ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net income	$27,437	$38,692	$94,343
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	41,633	37,508	39,276
Impairment charges	5,000	-	-
Loss / (gain) on disposition of property	-	3,382	(46,030)
Change in accounts receivable, net	(4,383)	(172)	(2,518)
Change in accounts payable and accrued expenses	538	(1,982)	475
Change in other operating assets and liabilities	(172)	4,865	(604)
Net cash flows provided by operating activities	70,053	82,293	84,942

Cash flows from investing activities:
Investment in marketable securities	-	(97)	(1,041)
Improvements to real estate	(14,440)	(8,452)	(7,758)
Dispositions of real estate	50	1,936	139,437
Net cash flows (used in) / provided by investing activities	(14,390)	(6,613)	130,638

Cash flows from financing activities:
Principal payments on mortgages payable	(15,616)	(20,443)	(17,326)
Repayment of mortgages payable	(67,211)	(215,536)	(79,190)
Distributions to partners	(36,567)	(50,287)	(130,912)
Distributions to noncontrolling interests	(882)	(899)	(879)
Proceeds from mortgages payable	72,421	218,250	34,500
Borrowings under notes payable	-	-	11,500
Repayments under notes payable	-	-	(25,500)
Net cash flows used in financing activities	(47,855)	(68,915)	(207,807)

Increase in cash and cash equivalents	7,808	6,765	7,773

Cash and cash equivalents, beginning of year	31,878	25,113	17,340
Cash and cash equivalents, end of year	$39,686	$31,878	$25,113

Supplemental disclosure of cash flow information:
Interest paid during the year (net of capitalized interest of $45, $1 and $355, respectively).	$67,702	$70,873	$75,555

The accompanying notes are an integral part of these consolidated financial statements.

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Formation and Business:

On October 26, 1998, Kimco Realty Corporation (“Kimco”) formed Kimco Income Operating Partnership, L.P., a Delaware limited partnership (“KIR” or the “Partnership”) in which Kimco held a 99.99% limited partnership interest and Kimco Income REIT, Inc. a Maryland trust, held a .01% general partnership interest (the “General Partner”). KIR was established for the purpose of investing in high quality retail properties financed primarily through the use of individual non-recourse mortgages. At the time of formation, Kimco contributed 19 property interests to KIR, each encumbered by an individual non-recourse mortgage.

On April 28, 1999, the partnership agreement was amended and restated (the “Partnership Agreement”) to, among other things, admit the New York State Common Retirement Fund (“NYSCRF”) as a limited partner and provide for the admission of other limited partners in the future. On the same date, Kimco entered into an agreement to sell a significant interest in KIR to the NYSCRF. Under the terms of the agreement, the agreed net equity value for the 19 shopping centers previously contributed to KIR by Kimco was approximately $107 million and Kimco agreed to subscribe for an additional $10 million for a total equity investment of $117 million. NYSCRF subscribed for up to $117 million of equity in KIR, all of which has been contributed.

The Partnership Agreement authorized the General Partner to obtain subscriptions for capital contributions from accredited investors, as defined, pursuant to subscription agreements.

During August 1999, KIR admitted three additional limited partners.  Each new partner entered into a subscription agreement whereby they subscribed for an aggregate $35.0 million of equity in KIR, all of which has been contributed. Each partner was required to contribute an amount (the “Proportionate Amount”) equal to the product of (i) such partner’s Initial Commitment, as defined, and (ii) a fraction, the numerator of which is the amount the NYSCRF has contributed to the Partnership as of the date such partner enters into a Subscription Agreement with the Partnership, and the denominator of which equals $117 million, prior to the NYSCRF making any additional capital contributions in satisfaction of its Initial Commitment, as defined. After each partner that subscribes to a portion of the Initial Commitment has made a capital contribution equal to its Proportionate Amount, each limited partner shall fund its pro rata amount of the total amount requested pursuant to a capital request by the General Partner. During 2000, the initial subscriptions totaling $269 million were funded.

During September 2000, an amendment to the original partnership agreement was finalized whereby four of the existing partners, including Kimco and NYSCRF, agreed to subscribe to an additional $300 million of equity in the partnership (the “Second Round Subscription Agreements”). Each limited partner shall fund its pro rata amount of the total amount requested pursuant to a capital request by the General Partner. Of the Second Round Subscriptions totaling $300 million, $150 million was subscribed to by NYSCRF, $130 million by Kimco and $20 million by two existing limited partners.  Second Round Subscriptions totaling $201 million have been contributed. On February 17, 2004, an amendment to the Partnership was finalized whereby the partners agreed to cancel all of the remaining unfunded subscriptions.  The amount of the cancelled unfunded subscriptions was $99 million.

On October 3, 2006, Kimco acquired Hanseatic Corporation’s 3.35% interest in KIR. On November 1, 2006, Kimco transferred 1.675%  of its interest in KIR to NYSCRF.

Pursuant to the Partnership Agreement, the Partnership is obligated to distribute each quarter all Available Cash, as defined. Net income or loss and available cash shall be allocated to each partner in accordance with their respective percentage interests. For the years ended December 31, 2009, 2008, and 2007, KIR distributed approximately $36.6 million, $50.3 million and $130.9 million, respectively, of available cash to its partners.

KIR is engaged principally in the operation of neighborhood and community shopping centers, which are generally anchored by national discount department stores.  As of December 31, 2009, KIR owned 62 property interests aggregating 13.0 million square feet of gross leasable area (“GLA” unaudited) located in 18 states.

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

2.     Summary of Significant Accounting Policies:

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of KIR and all entities in which KIR has a controlling interest, including where KIR has been determined to be a primary beneficiary of a variable interest entity (“VIE”) or meets certain criteria of a sole general partner or managing member in accordance with the Consolidation guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). All inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements with accounting principles generally accepted in the United States of America (“GAAP”) requires KIR’s management to use judgment in the application of accounting policies including making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. Actual results may differ from such estimates. The most significant assumptions and estimates relate to the valuation of real estate, depreciable lives, revenue recognition and the recoverability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Real Estate

Upon acquisition of rental property, KIR estimates the fair value of acquired tangible assets (consisting of land, building and improvements) and identified intangible assets and liabilities (consisting of above and below market leases, in-place leases and tenant relationships) and assumed debt in accordance with the Business Combinations guidance of the FASB.  Based on these estimates, KIR allocates the estimated fair value to the applicable assets and liabilities.

Fair value is determined based on an exit price approach, which contemplates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  If, up to one year from the acquisition date, information regarding fair value of the assets acquired and liabilities assumed is received and estimates are refined, appropriate adjustments are made to the purchase price allocation on a retrospective basis.  KIR expenses transaction costs associated with business combinations in the period incurred.

In allocating purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases are estimated based on the present value of the difference between the contractual amounts to be paid pursuant to the leases and management’s estimate of the market lease rates and other lease provisions (i.e.: expense recapture, base rental changes, etc.) measured over a period equal to the remaining term of the lease.  The above-market or below-market leases are amortized to rental income over the estimated remaining term of the respective leases. The impact on rental income of the amortization of above-market leases was a decrease of $182,000 in each of the years ended December 31, 2009, 2008 and 2007.  KIR’s above-market lease intangible is included in real estate on the Consolidated Balance Sheets.  The impact on rental income of the amortization of below-market leases was an increase of $527,000, $528,000 and $533,000 for the years ended December 31, 2009, 2008 and 2007, respectively. KIR’s below-market lease intangible is included in other liabilities on the Consolidated Balance Sheets.

In determining the value of in-place leases, management considers current market conditions and costs to execute similar leases in arriving at an estimate of the carrying costs during the expected lease-up period from vacant to existing occupancy. In estimating carrying costs, management includes real estate taxes, insurance, other operating expenses and estimates of lost rental revenue during the expected lease-up periods and costs to execute similar leases including leasing commissions, legal and other related costs based on current market demand.  In estimating the value of tenant relationships, management considers the nature and extent of the existing tenant relationship, the expectation of lease renewals, growth prospects, and tenant credit quality, among other factors.  The values assigned to in-place leases and tenant relationships are included in real estate on the Consolidated Balance Sheets and are

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

amortized over the non-cancelable term of the leases.  Amortization of these assets are included in depreciation and amortization on the Consolidated Statements of Income and Comprehensive Income. The amortization of the in-place leases was $457,000 for the year ended December 31, 2009 and $531,000 for each of the years ended December 31, 2008 and 2007, respectively.  The amortization of the tenant relationships was $328,000 for the year ended December 31, 2009 and $357,000 for each of the years ended December 31, 2008 and 2007, respectively.  If a lease were to be terminated prior to its stated expiration, all unamortized intangibles relating to that lease would be written off.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	39 years
Building, tenant and leasehold improvements and fixtures (including identified intangible assets)	Terms of leases or useful lives, whichever is shorter

Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements, which improve and extend the life of the asset, are capitalized.  The useful lives of amortizable intangible assets are reevaluated each reporting period with any changes in estimated useful lives being accounted for over the revised remaining useful lives.

Real estate assets are stated at cost, less accumulated depreciation and amortization.  If there is an event or a change in circumstances that indicates that the basis of a property (including any amortizable intangible assets or liabilities) may not be recoverable, then management will assess any impairment in value by making a comparison of (i) the current and projected operating cash flows (undiscounted and without interest charges) of the property over its estimated holding period and (ii) the net carrying amount of the property.  If the current and projected operating cash flows (undiscounted and without interest charges) are less than the carrying value of the property, the carrying value would be adjusted to an amount to reflect the estimated fair value of the property.

When a real estate asset is identified by management as held for sale, KIR ceases depreciation of the asset and estimates the sales price, net of selling costs.  If, in management’s opinion, the net sales price of the asset is less than the net book value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property less costs to sell.

Cash and Cash Equivalents

Cash and cash equivalents consist of all demand deposits and short-term investments with original maturities of three months or less.

Marketable Equity Securities

KIR classifies its existing marketable equity securities as available-for-sale in accordance with the provisions of FASB’s Investments-Debt and Equity Securities guidance.  These securities are carried at fair market value, with unrealized gains and losses reported in other comprehensive income.  Gains and losses on securities sold are based on the specific identification method.

For each of the securities in KIR’s portfolio with unrealized losses, the underlying cause of the decline in value, the estimated recovery period and the severity and duration of the decline are reviewed. In this evaluation, consideration is given to the ability and intent to hold these investments for a reasonable period of time sufficient for the recovery of cost basis. For the year ended December 31, 2009, KIR recorded unrealized losses on marketable equity securities in the amount of $234,000.  At December 31, 2009 the aggregate unrealized losses were $534,000 with an aggregate fair value of $1.1 million and a cost basis of $1.7 million.  KIR does not believe that the decline in value of any of these securities is other-than-temporary at December 31, 2009.

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

Deferred Charges

Costs incurred in obtaining tenant leases and long-term financing are included in deferred charges and prepaid expenses in the accompanying Consolidated Balance Sheets and are amortized over the terms of the related leases or debt agreements, as applicable. Amortization of deferred leasing commissions was $1.3 million, $1.1 million and $1.0 million for the years ended December 31, 2009, 2008 and 2007, respectively, and are included in depreciation and amortization on the Consolidated Statements of Income and Comprehensive Income.  Amortization of deferred long-term financing charges was $1.0 million, $1.5 million and $1.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, and are included in interest expense on the Consolidated Statements of Income and Comprehensive Income.

Mortgage Escrows

Mortgage escrows include amounts on deposit with lenders in accordance with the terms of certain mortgage loan agreements.

Revenue Recognition and Accounts Receivable

Base rental revenue from rental property is recognized on a straight-line basis over the terms of the related leases.  The impact of the straight-line rent adjustment increased revenue by $495,000 for the year ended December 31, 2009, decreased revenue by $787,000 for the year ended December 31, 2008 and increased revenue by $221,000 for the year ended December 31, 2007. Certain of these leases also provide for percentage rents based upon the level of tenant sales achieved. These percentage rents are recorded once the required level of sales are achieved. Rental income may also include payments received in connection with lease termination agreements. In addition, leases typically provide for reimbursement to the Partnership of common area maintenance costs, real estate taxes and other operating expenses.  Operating expense reimbursements are recognized as recoverable operating expenses are incurred.

KIR makes estimates of the collectability of its accounts receivable related to base rents, expense reimbursements and other revenues. KIR analyzes accounts receivable and historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. KIR’s reported net income is directly affected by management’s estimate of the collectability of accounts receivable.  As of December 31, 2009 and 2008, KIR had $2.3 million and $1.3 million, respectively, as an allowance for doubtful accounts.

Gains and losses from sales of depreciated operating properties are generally recognized using the full accrual method pursuant to the FASB’s sale of real estate guidance, provided that various criteria relating to the terms of sale and subsequent involvement by KIR with the properties are met.

Income and Franchise Taxes

No provision has been made in the accompanying Consolidated Financial Statements for any federal taxes since each item of income, gain, loss, deduction, or credit is reportable by the partners. The Partnership incurs state franchise taxes relating to some of its rental properties.  For December 31, 2009, 2008 and 2007 the amount paid for state franchise tax expense was $575,000, $804,000 and $244,000, respectively.

Noncontrolling Interests

Noncontrolling interests represent the portion of partners’ capital that KIR does not own in those entities it consolidates. Noncontrolling interests includes Class B and Class C partnership interests issued by consolidated subsidiaries of KIR in connection with certain property acquisitions.  Class B partnership interests may not be purchased by the General Partner for a ten-year period (“Holding Period”) commencing with the execution of the Limited Partnership Agreement.  The Class C units have a stated redemption value and provide the unit holders with agreed upon rates of returns during the holding period. Only Class C limited partners have the right to require KIR to redeem their partnership interests after the expiration of the holding period. KIR evaluates the terms of the partnership interests in accordance with the Distinguishing Liabilities from Equity guidance of the FASB.

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

KIR accounts and reports for noncontrolling interests in accordance with the Consolidation guidance issued by the FASB. KIR presents its redeemable noncontrolling interests between the liabilities and partners’ capital sections on KIR’s Consolidated Balance Sheets.  KIR presents its non-redeemable noncontrolling interests separately within the partners’ capital section on KIR’s Consolidated Balance Sheets.  The amounts of consolidated net income attributable to KIR and to the noncontrolling interests are presented on KIR’s Consolidated Statements of Income and Comprehensive Income.

The following table presents the change in the redemption value of the redeemable noncontrolling interests for the years ended December 31, 2009 and 2008 (amounts in thousands):

	2009	2008
Balance at January 1,	$8,346	$8,346
Distributions	(682)	(686)
Income	682	686
Balance at December 31,	$8,346	$8,346

Reclassifications

Certain reclassifications have been made to the 2007 and 2008 balances to conform to the 2009 presentation.

New Accounting Pronouncements

In June 2009, the FASB issued guidance which established the FASB ASC as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities.  This guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009.  On the effective date of this Statement, the Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative. KIR adopted the guidance within GAAP during the third quarter of 2009 and as such has appropriately adjusted references to authoritative accounting literature appearing herein.

In December 2007, the FASB issued additional Business Combinations guidance. The objective of this guidance is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this guidance establishes principles and requirements for how the acquirer: (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination and (iv) requires expensing of transaction costs associated with a business combination. This guidance applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008.  The impact the adoption of the additional guidance will have on KIR’s financial position and results of operations will be dependent upon the volume of business combinations entered into by KIR.  As of December 31, 2009 the adoption of this guidance has not had a material effect on KIR’s financial position or results of operations.

In April 2009, the FASB issued additional Business Combinations guidance, which amended and clarified the previous guidance to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This additional guidance has been applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.  As of December 31, 2009 the adoption of this guidance has not had a material effect on KIR’s results of operations or financial position.

In December 2007, the FASB issued further Consolidations guidance, which establishes accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net earnings attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations; changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

for consistently; when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value; and entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The objective of the guidance is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This guidance was effective for fiscal years beginning on or after December 15, 2008.  As required, KIR has retrospectively applied the presentation to its prior year balances in its Consolidated Financial Statements.   The adoption of this guidance did not have a material impact on KIR’s financial position or results of operations.

In April 2009, the FASB issued Fair Value Measurements and Disclosures guidance that provides additional direction for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This guidance also includes information on identifying circumstances that indicate a transaction is not orderly.  Additionally, this guidance emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of this guidance did not have a material impact on KIR’s financial position or results of operations.

In April 2009, the FASB issued Investments-Debt and Equity Securities guidance, which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.  The guidance shall be effective for interim and annual reporting periods ending after June 15, 2009.  The adoption of this guidance did not have a material impact on KIR’s financial position or results of operations.

In April 2009, the FASB issued Financial Instruments guidance, which amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. It also requires those disclosures in summarized financial information at interim reporting periods.  This guidance is effective for interim reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on KIR’s disclosures.

In May 2009, the FASB issued Subsequent Events guidance, which provides further direction to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. This guidance was effective for interim and annual reporting periods ending after June 15, 2009.  The adoption of this guidance did not have a material impact on KIR’s financial position or results of operations.

During June 2009, the FASB issued Consolidation guidance, which amends the previous consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis previously required. This guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009, early adoption is prohibited. It will be effective for KIR beginning in fiscal 2010. KIR does not expect the adoption of this guidance to have a material impact on KIR’s financial position or results of operations.

During January 2010, the FASB issued Accounting Standards Update 2010-02, Consolidation guidance, which amends and clarifies that the decrease in ownership guidance provided in the Consolidation guidance does not apply to sales of in substance real estate.  This update clarifies that an entity should apply the sale of real estate guidance to such transactions. KIR does not expect the adoption of this guidance to have a material impact on KIR’s financial position or results of operations.

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

3.     Real Estate

KIR’s components of rental property consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Land	$300,357	$301,663
Buildings	1,188,320	1,187,600
Building improvements	15,100	14,429
Tenant improvements	63,187	58,827
Fixtures and leasehold improvements	64	64
Other rental property (1)	13,794	13,794
	1,580,822	1,576,377
Accumulated depreciation and amortization	(318,358)	(283,753)
Total	$1,262,464	$1,292,624

(1)  At December 31, 2009 and 2008, other rental property consisted of intangible assets including in-place leases of $6,629, tenant relationships of $4,578, and above-market leases of $2,587 (see Note 4).

During 2009, economic conditions had continued to experience volatility resulting in further declines in equity and real estate markets. Increases in capitalization rates, discount rates, vacancies and the deterioration of real estate fundamentals, impacting net operating income and leasing contributed to further declines in real estate markets in general.   KIR recognized non-cash impairment charges during 2009 of $5.0 million related to The Piers Shopping Center located in Port Richey, Fl.

KIR will continue to assess any declines in value of its assets on an on-going basis.  Based on these assessments, KIR may determine that one or more of its assets may be impaired due to a decline in value and would therefore write-down its cost basis accordingly (see Notes 6 and 7).

During September 2008, KIR sold Shopko Shopping Center in West Wichita, KS for $1.85 million. In conjunction with the sale, a termination agreement was made with Shopko for $2.7 million, which was 53% of the net present value of the remaining obligation under the lease. Proceeds from the sale and the buyout were used to pay off the loan balance of $4.5 million.

During January 2007, KIR sold Yonkers Shopping Center in Yonkers, NY for $11.8 million and simultaneously repaid debt of $6.8 million, resulting in a gain of approximately $2.1 million which is included in gain on disposition of operating properties on the Consolidated Statements of Income and Comprehensive Income.

During June 2007, KIR sold Parkway Plaza in Norman, OK for $35.5 million resulting in a gain of approximately $9.7 million which is included in gain on disposition of operating properties on the Consolidated Statements of Income and Comprehensive Income. Simultaneously, with the sale, debt of $18.9 million was repaid.

During December 2007, KIR sold Fountains on the Lake in Stafford, TX for $102.0 million resulting in a gain of approximately $34.2 million which is included in gain on disposition of operating properties on the Consolidated Statements of Income and Comprehensive Income. Simultaneously, with the sale, debt of $42.1 million was repaid.

KIR reports as discontinued operations operating properties sold in the current period. All results of these discontinued operations are included as a separate component on the Consolidated Statements of Income and Comprehensive Income under income from discontinued operations. The components of income from discontinued operations for the years ended December 31, 2009, 2008 and 2007 are shown below (in thousands):

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

	2009	2008	2007
Discontinued operations:
Revenues from rental property	$-	$3,178	$12,095
Rental property expenses	-	(190)	(3,002)
Income from rental property	-	2,988	9,093

Depreciation of rental property	-	(107)	(1,891)
Interest expense	-	(221)	(4,454)
Other income (expense)	-	12	(523)
Income from discontinued operations	$-	$$2,672	$2,225

4.     Intangible Assets and Liabilities:

Intangible assets and liabilities, included in real estate and other liabilities, respectively, are comprised of the following (in thousands):

	December 31, 2009	December 31, 2008
In-place leases (1)	$6,629	$6,629
Tenant related costs (1)	4,578	4,578
Above market leases (1)	2,587	2,587
Below market leases (2)	(7,490)	(7,490)
	6,304	6,304
Accumulated amortization	(4,209)	(3,769)
Total	$2,095	$2,535

(1) Included in real estate on Consolidated Balance Sheets

(2) Included in other liabilities on Consolidated Balance Sheets

The estimated amortization expense on these intangible assets and liabilities during the next five years are as follows (in thousands):

Year	In-Place Leases	Tenant Related Costs	Above Market Leases	Below Market Leases
2010:	$457	$328	$182	$(527)
2011:	$457	$328	$182	$(527)
2012:	$457	$328	$182	$(527)
2013:	$457	$328	$182	$(527)
2014:	$349	$250	$139	$(403)

5.     Notes Payable:

During April 2005, KIR entered into a three year $30 million unsecured revolving credit facility which bears interest at LIBOR plus 1.40%. The facility was extended for one year in April 2008 and again in April 2009. In accordance with the terms of the original note, KIR paid an approximate $45,000 fee for each extension.  At December 31, 2009 there was no outstanding balance on this facility.

6.     Mortgages Payable:

During 2009, KIR (i) obtained an aggregate of approximately $73.4 million of non-recourse mortgage debt on six operating properties and (ii) paid off approximately $67.2 million of individual non-recourse mortgage debt that encumbered four operating properties.

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

During 2008, KIR (i) obtained an aggregate of approximately $218.3 million of non-recourse mortgage debt on eight operating properties and (ii) paid off approximately $215.5 million of individual non-recourse mortgage debt that encumbered 17 operating properties.

All mortgages, which are collateralized by the individual shopping center properties, are due in monthly installments of principal and interest or interest only.  At December 31, 2009 and 2008, the weighted average interest rate each year for all fixed rate mortgage debt outstanding was 6.85% per annum. As of December 31, 2009, these loans have maturities ranging from 3 months to 25 years and interest rates ranging from 4.99% to 8.52%.

The maturities of all mortgages payable as of December 31, 2009, are approximately as follows (in millions):

2010:	$112.3
2011:	$209.7
2012:	$230.9
2013:	$114.7
2014:	$27.4
Thereafter:	$296.5

During February 2009, KIR Piers L.P., a wholly-owned subsidiary of KIR, ceased making the debt service payments related to the non-recourse mortgage on its shopping center located in Port Richey, FL.  The remaining mortgage principal balance of approximately $6.7 million was due to mature in June 2009.  As a result, the property was placed in receivership as of December 31, 2009.  All cash receipts have been directed to the lender.   During 2009, KIR recognized a $5.0 million non-cash impairment charge on KIR Piers L.P. (see Note 3).

Commencing October 2009, KIR Hickory Hollow L.P. (“Hickory Hollow”), a wholly-owned subsidiary of KIR, ceased making full debt service payments related to the non-recourse mortgage on its shopping center located in Nashville, TN. Hickory Hollow is making partial debt service payments equal to its monthly cash flow and has commenced negotiations with the lender to modify the terms of the existing mortgage agreement.  The mortgage balance outstanding on this loan as of December 31, 2009 was approximately $7.9 million and is scheduled to mature in August 2010.

Commencing November 2009, KIR Middletown 041, LLC (“Middletown”), a wholly-owned subsidiary of KIR, ceased making full debt service payments related to the non-recourse mortgage on its shopping center located in Middletown, NY. Middletown is making partial debt service payments equal to its monthly cash flow and expects to negotiate with the lender to modify the terms of the existing mortgage agreement.  The mortgage balance outstanding on this loan as of December 31, 2009 was approximately $6.8 million and is scheduled to mature in January 2011.

7.     Fair Value Disclosure of Financial Instruments:

All financial instruments of KIR are reflected in the accompanying Consolidated Balance Sheets at amounts which, in management's estimation are based upon an interpretation of available market information, and valuation methodologies, reasonably approximate their fair values except those listed below for which fair values are reflected.  The valuation method used to estimate fair value for fixed-rate and variable-rate debt is based on discounted cash flow analyses, with assumptions that include credit spreads, loan amounts and debt maturities.  The fair values for marketable equity securities are based on published or securities dealers’ estimated market values. Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition.

The following are financial instruments for which KIR’s estimate of fair value differs from the carrying amounts (in thousands):

	Principal Amount	Fair Value
Mortgages payable as of December 31, 2009	$991,526	$988,431
Mortgages payable as of December 31, 2008	$1,000,953	$1,027,140

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

KIR has a financial instrument that must be measured under the FASB’s Fair Value Measurements and Disclosures guidance. As a basis for considering market participant assumptions in fair value measurements, the FASB’s Fair Value Measurements and Disclosures guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The table below presents KIR’s financial assets measured at fair value on a recurring basis as of December  31, 2009 and December 31, 2008, presented by the level in the fair value hierarchy within which those measurements fall (in thousands):

	Level 1	Level 2	Level 3
Marketable equity securities balance at December 31, 2009	$1,119	$-	$-

	Level 1	Level 2	Level 3
Marketable equity securities balance at December 31, 2008	$1,353	$-	$-

Assets measured at fair value on a non-recurring basis at December 31, 2009 are as follows (in thousands):

	Level 1	Level 2	Level 3
Real estate, net at December 31, 2009	$-	$-	$2,923

During 2009, KIR recognized non-cash impairment charges of $5.0 million related to The Piers Shopping Center located in Port Richey, FL.

KIR’s estimated fair value relating to the impairment assessment was based upon a discounted cash flow model that included all estimated cash inflows and outflows over a specified holding period.  These cash flows are comprised of unobservable inputs which include contractual rental revenues and forecasted rental revenues and expenses based upon market conditions and expectations for growth.  Capitalization and discount rates utilized in the model were based upon observable rates that KIR believes to be within a reasonable range of current market rates for the property.  Based on these inputs, KIR determined that its valuation in this investment should be classified within Level 3 of the fair value hierarchy.

8.     Transactions with Related Parties:

KIR has entered into a master management agreement (the “Management Agreement”) with Kimco whereby, Kimco will perform services for fees relating to the management, leasing, operation, supervision and maintenance of KIR’s real estate investments.  The Management Agreement further provides for Kimco to provide certain administrative services for KIR, as defined, and receive reimbursement for such services. For the years ended December 31, 2009, 2008 and 2007, the Consolidated Financial Statements include management fees of $4.8 million, $5.0 million and $5.0 million, respectively, administrative fees and reimbursements of $1.2 million, $1.1 million and $1.6 million, respectively, and leasing commissions of $0.3 million, $0.2 million and $0.2 million, respectively.

9.     Concentration of Credit Risk:

Financial instruments that potentially subject KIR to concentrations of credit risk consist primarily of cash investments in excess of insured amounts and tenant receivables.

Cash and cash equivalent balances may, at a limited number of banks and financial institutions, exceed insurable amounts. KIR believes it mitigates risk by investing in or through major financial institutions and primarily in funds that are currently U.S. federal government insured.  Recoverability of investments is dependent upon the performance of the issuers.

KIMCO INCOME OPERATING PARTNERSHIP, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, (continued)

KIR performs ongoing credit evaluations of its tenants and requires certain tenants to provide security deposits. Though these security deposits are insufficient to meet the terminal value of a tenant’s lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with replacing the tenants. At December 31, 2009, KIR’s five largest tenants, in terms of KIR’s percentage of annualized base rental revenue, include (unaudited):

Tenant Name	Percentage
Best Buy	4.6%
Home Depot	4.2%
Bed, Bath & Beyond	3.8%
Wal-Mart	3.0%
Kohl’s	2.8%

10.    Commitments and Contingencies:

KIR is engaged in the ownership and operation of shopping centers.  KIR leases premises in these centers to tenants pursuant to lease agreements, which provide for terms generally ranging from 5 to 25 years and for annual minimum rentals plus incremental rents based on operating expense levels and tenants’ sales volumes. Annual minimum rentals plus incremental rents based on operating expense levels comprised substantially all of the revenues from rental property for the years ended December 31, 2009, 2008 and 2007.

The future minimum revenues to be received from rental property under the terms of all noncancellable tenant leases, in effect at December 31, 2009 are approximately as follows (in thousands):

2010:	$149,800
2011:	$134,200
2012:	$112,600
2013:	$95,800
2014:	$77,000
Thereafter:	$245,300

Minimum rental payments under the terms of the noncancellable operating ground lease in KIR’s portfolio for future years are approximately as follows (in thousands):

2010:	$54.5
2011:	$54.5
2012:	$54.5
2013:	$54.7
2014:	$59.9
Thereafter:	$569.3

11.    Subsequent Events

KIR has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 26, 2010, the day the financial statements were issued.

During January 2010, KIR entered into a Purchase and Sale Agreement to sell Target Plaza, a 171,580 square foot shopping center located in Oxnard, CA., for approximately $14.9 million.